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                                  UNITED STATES                                       OMB Number:                         3235-0058
                       SECURITIES AND EXCHANGE COMMISSION                             Expires:                         May 31, 1997
                             Washington, D.C. 20549                                   Estimated average burden
                                                                                      hours per response...................... 2.50
                                   FORM 12B-25                                        SEC File Number: 1-3886
                           NOTIFICATION OF LATE FILING                                Cusip Number: 131733 10 7
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(check one) Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [X]
            Form N-SAR [ ]

         For period ended: February 28, 1997
         { } Transitions Report on Form 10-K
         { } Transitions Report on Form 20-F
         { } Transitions Report on Form 11-K
         {X} Transitions Report on Form 10-Q
         { } Transitions Report on Form N-SAR
         For the Transition Period Ended:________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

                                CAM DESIGNS INC.
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Full Name of Registrant

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Former Name if Applicable

                                 Birmingham Road
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Address of Principal Executive Office (street and number)

                                 Allesley, Coventry     London  CV59QE
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Compilation and electronic transmission for EDGAR filing is complicated by fact that operations are overseas and transmission on EDGAR may be slightly delayed as a result.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Edward I. Tishelman                         (212)     836-4940
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         Name                                       (Area Code) Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject
         report or portion thereof?                               [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                CAM DESIGNS INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 11, 1997                              By: s/Robert A. Righton
                                                      --------------------------
                                                      Robert A. Righton,
                                                      Chief Executive Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations(See 18 U.S.C. 1001)
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                            Attachment to Form 12B-25

                                   Part IV (3)

Continuing cost overruns in the performance of two contracts, as reported in the Company's prior 10-Q report, have adversely impacted the Company's margins and will likely result in a loss for this quarter.